DODGE & COX STOCK FUND

as of 6/30/08

Fund Performance*

Unannualized Total Returns—6/30/08				Average Annual Total Returns—6/30/08
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
-10.94%	-4.48%	-15.87%	-15.87%	-21.43%	2.75%	9.29%	8.62%	12.50%

Objective

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Asset Allocation	6/30/2008

Stocks	98.5%
Fixed-Income Securities	0.0%
Cash Equivalents	1.5%

General Statistics	6/30/2008

Total Net Assets	$52,525,709,072
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.52%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	20%
30-day SEC yield**	1.92%
Share Price	$111.33
Stocks	81
Fixed-Income Securities	0
Total Number of Securities	81
Number of Shareholder Accounts	234,188

Ten Largest Holdings (% of Fund) ***

Comcast Corp.	4.5%
Hewlett-Packard Co.	4.5%
Wachovia Corp.	3.2%
Novartis AG (Switzerland)	3.1%
Time Warner, Inc.	2.9%
Wal-Mart Stores, Inc.	2.8%
Sony Corp. (Japan)	2.8%
Sanofi-Aventis (France)	2.7%
GlaxoSmithKline PLC (United Kingdom)	2.7%
News Corp.	2.6%

Total	31.8%

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment	$2,500/$1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 22 years.

Equity Characteristics	6/30/2008

P/E Ratio (forward 12 month)	11.8x
P/E Ratio (trailing 12 month)	12.7x
Dividend Yield	2.6%
Price to Book Value (trailing 12 month)	1.4x
Market Cap (weighted average)	$65 billion
Market Cap (average)	$43 billion
Market Cap (median)	$19 billion
Market Cap. (>$10B)	88.8%
Market Cap. ($1-$10B)	11.2%
5 year EPS growth (historical)	13.0%
Beta (monthly returns, trailing 10 year)	0.80
U.S. $ denominated foreign stocks (% of Fund)	19.5%

Sector Diversification (% of Fund)

Health Care	21.5%
Consumer Discretionary	20.9%
Financials	16.9%
Information Technology	16.3%
Energy	9.1%
Industrials	5.2%
Materials	3.6%
Consumer Staples	3.2%
Telecommunication Services	1.8%

Latest Distribution

$0.530 Income Dividend

Record Date 6/25/08, Ex-Dividend Date 6/26/08,

Reinvestment Date 6/26/08, Payable Date 6/27/08

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX GLOBAL STOCK FUND

as of 6/30/08

Fund Performance*

Unannualized Total Returns—6/30/08				Average Annual Total Returns—6/30/08
1 Month	3 Months	6 Months	Year-to-date	1 year	2 years	3 years	5 years	Since Inception^
-10.91%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-12.60%

^05/01/08

Objective

The Fund seeks long-term growth of principal and income by investing primarily in a diversified portfolio of equity securities of U.S. and non-U.S. companies.

Asset Allocation	6/30/2008

Stocks	97.4%
Fixed-Income Securities	0.0%
Cash Equivalents	2.6%

General Statistics	6/30/2008

Total Net Assets	$328,776,384
Expense Ratio (5/1/08 to 6/30/08, annualized)	0.87%
Portfolio Turnover Rate (5/1/08 to 6/30/08, unannualized)	1%
30-day SEC Yield**	2.38%
Share Price	$8.74
Stocks	79
Fixed-Income Securities	0
Total Number of Securities	79
Number of Shareholder Accounts	7,369

Ten Largest Holdings (% of Fund) ***

Wachovia Corp. (United States)	3.6%
American International Group, Inc. (United States)	3.6%
Royal Bank of Scotland Group PLC (United Kingdom)	2.9%
Hewlett-Packard Co. (United States)	2.6%
Sony Corp. (Japan)	2.6%
Novartis AG (Switzerland)	2.6%
Credit Suisse Group (Switzerland)	2.4%
Unicredit SPA (Italy)	2.3%
Comcast Corp. (United States)	2.2%
WellPoint, Inc. (United States)	2.0%

26.8%

Region Diversification (% of Fund)

United States	43.6%
Europe (excluding United Kingdom)	28.3%
United Kingdom	8.8%
Japan	6.8%
Latin America	3.4%
Africa	3.1%
Pacific (excluding Japan)	2.9%
Canada	0.5%

Emerging Markets (% of Fund)

Brazil, India, Indonesia, Mexico
South Africa, South Korea, Thailand, Turkey	11.8%

Number of Countries Represented in Fund	21

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/$1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the Global Investment Policy Committee, whose six members' average tenure at Dodge & Cox is 17 years.

Characteristics	6/30/2008

P/E Ratio (forward 12 month)	10.3x
P/E Ratio (trailing 12 month)	10.6x
Price to Book Value (trailing 12 month)	1.3x
Market Cap. (weighted average)	$59 billion
Market Cap. (median)	$27 billion
Market Cap. (>$10B)	86.8%
Market Cap. ($1-$10B)	13.2%
Market Cap. ($0.25-$1B)	0.0%
Dividend Yield	3.6%
U.S. $ denominated stocks (% of Fund)	58.5%

Sector Diversification (% of Fund)

Financials	28.8%
Consumer Discretionary	16.2%
Health Care	13.9%
Information Technology	12.3%
Materials	6.9%
Energy	6.3%
Industrials	5.9%
Consumer Staples	4.2%
Telecommunication Services	2.9%

Country Diversification (% of Fund)

United States	43.6%	Finland	1.9%
United Kingdom	8.8%	South Korea	1.2%
France	7.1%	Spain	1.1%
Switzerland	6.9%	Austria	1.0%
Japan	6.8%	Norway	0.9%
South Africa	3.1%	Indonesia	0.7%
Mexico	2.9%	India	0.5%
Germany	2.7%	Brazil	0.5%
Turkey	2.4%	Thailand	0.5%
Italy	2.3%	Canada	0.5%
Netherlands	2.0%

Next Distribution

Record Date 12/19/08, Ex-Dividend Date 12/22/08,

Reinvestment Date 12/22/08, Payable Date 12/23/08

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INTERNATIONAL STOCK FUND

as of 6/30/08

Fund Performance*

Unannualized Total Returns—6/30/08				Average Annual Total Returns—6/30/08
1 Month	3 Months	6 Months	Year-to-date	1 year	2 years	3 years	5 years	Since Inception^
-8.87%	-0.85%	-11.54%	-11.54%	-11.74%	6.65%	13.23%	21.97%	12.73%

^05/01/01

Objective

The Fund seeks long-term growth of principal and income by investing primarily in a diversified portfolio of equity securities of non-U.S. companies.

Asset Allocation	6/30/2008

Stocks	96.9%
Fixed-Income Securities	0.0%
Cash Equivalents	3.1%

General Statistics	6/30/2008

Total Net Assets	$49,355,167,300
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.65%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	13%
30-day SEC Yield**	2.12%
Share Price	$40.71
Stocks	97
Fixed-Income Securities	0
Total Number of Securities	97
Number of Shareholder Accounts	404,274

Ten Largest Holdings (% of Fund) ***

Novartis AG (Switzerland)	3.2%
Royal Bank of Scotland Group PLC (United Kingdom)	2.7%
Schlumberger, Ltd. (United States)	2.4%
Sanofi-Aventis (France)	2.4%
HSBC Holdings PLC (United Kingdom)	2.4%
Bayer AG (Germany)	2.3%
GlaxoSmithKline PLC (United Kingdom)	2.3%
Royal Dutch Shell PLC (United Kingdom)	2.2%
Unicredit SPA (Italy)	2.2%
Schneider Electric SA (France)	2.2%

24.3%

Region Diversification (% of Fund)

Europe (excluding United Kingdom)	39.7%
Japan	21.3%
United Kingdom	12.1%
United States	7.1%
Latin America	7.1%
Pacific (excluding Japan)	5.5%
Africa	3.1%
Canada	0.7%
Middle East	0.3%

Emerging Markets (% of Fund)

Brazil, India, Indonesia, Israel, Malaysia, Mexico,
South Africa, South Korea, Thailand, Turkey	16.2%

Number of Countries Represented in Fund	26

General Information

Shareholder Services: .	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/$1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the International Investment Policy Committee, whose nine members' average tenure at Dodge & Cox is 18 years.

Characteristics	6/30/2008

P/E Ratio (forward 12 month)	10.5x
P/E Ratio (trailing 12 month)	10.5x
Price to Book Value (trailing 12 month)	1.5x
Market Cap. (weighted average)	$59 billion
Market Cap. (median)	$14 billion
Market Cap. (>$10B)	79.4%
Market Cap. ($1-$10B)	20.3%
Market Cap. ($0.25-$1B)	0.3%
Dividend Yield	3.2%
Beta (monthly returns, trailing 5 year)	1.03
U.S. $ denominated stocks (% of Fund)	29.5%

Sector Diversification (% of Fund)

Financials	26.3%
Consumer Discretionary	14.9%
Information Technology	13.5%
Health Care	11.6%
Energy	9.1%
Industrials	8.3%
Materials	7.8%
Consumer Staples	3.2%
Telecommunication Services	2.2%
Utilities	0.0%

Country Diversification (% of Fund)

Japan	21.3%	Finland	1.7%
United Kingdom	12.1%	Turkey	1.5%
France	11.0%	Spain	1.3%
Germany	7.6%	Sweden	1.1%
Switzerland	7.3%	Hong Kong	1.1%
United States	7.1%	Thailand	1.0%
Mexico	4.7%	India	0.9%
Netherlands	3.3%	Canada	0.7%
South Africa	3.1%	Austria	0.5%
Brazil	2.4%	Indonesia	0.5%
Norway	2.2%	Israel	0.3%
Italy	2.2%	Singapore	0.2%
South Korea	1.8%	Malaysia	0.0%

Latest Distribution

$1.260 Income Dividend, $0.343 ST Cap. Gain, $1.158 LT Cap. Gain

Record Date 12/27/08, Ex-Dividend Date 12/28/08,

Reinvestment Date 12/28/08, Payable Date 12/31/08

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures. From inception through June 30, 2003, Dodge & Cox reimbursed the Fund for all ordinary expenses to the extent necessary to maintain total Fund operating expenses at 0.90%. Without the expense reimbursements, the Fund's returns prior to June 30, 2003 would have been lower.
**	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND

as of 6/30/08

Fund Performance*

Unannualized Total Returns—6/30/08				Average Annual Total Returns—6/30/08
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
-8.50%	-3.57%	-11.31%	-11.31%	-14.36%	2.74%	7.19%	7.83%	11.00%

Objective

The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Asset Allocation	6/30/2008

Stocks	71.2%
Fixed-Income Securities	27.6%
Cash Equivalents	1.2%

General Statistics	6/30/2008

Total Net Assets	$22,392,289,290
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.53%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	18%
30-day SEC yield**	3.11%
Share Price	$69.49
Stocks	81
Fixed-Income Securities	291
Total Number of Securities	372
Number of Shareholder Accounts	151,599

Ten Largest Equity Holdings (% of Fund) ***

Comcast Corp.	3.2%
Hewlett-Packard Co.	3.2%
Wachovia Corp.	2.3%
Novartis AG (Switzerland)	2.1%
Wal-Mart Stores, Inc.	2.1%
Time Warner, Inc.	2.1%
GlaxoSmithKline PLC (United Kingdom)	2.0%
Sanofi-Aventis (France)	1.9%
Sony Corp. (Japan)	1.9%
News Corp.	1.9%

Total	22.7%

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox.	(415) 981-1710

No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/$1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa)

Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 22 years, and by the Fixed Income Investment Policy Committee, whose nine members’ average tenure is 14 years.

Equity Portfolio Characteristics	6/30/2008

P/E Ratio (forward 12 month)	11.7x
P/E Ratio (trailing 12 month)	12.6x
Dividend Yield	2.6%
Price to Book Value (trailing 12 month)	1.4x
Market Cap. (weighted average)	$66 billion
Market Cap. (average)	$43 billion
Market Cap. (median)	$19 billion
Market Cap. (>$10B)	88.4%
Market Cap. ($1-$10B)	11.6%
5 year EPS growth (historical)	13.0%
Beta (quarterly returns, trailing 10 year)	0.86
U.S. $ denominated foreign stocks (% of Fund)	13.8%

Equity Sector Diversification	% of Fund	% of Equity Portfolio
Health Care	15.3%	21.5%
Consumer Discretionary	15.1%	21.2%
Financials	12.3%	17.2%
Information Technology	11.7%	16.5%
Energy	6.6%	9.3%
Industrials	3.8%	5.3%
Materials	2.7%	3.8%
Consumer Staples	2.3%	3.3%
Telecommunication Services	1.4%	1.9%

Latest Distribution

$0.530 Income Dividend

Record Date 6/25/08, Ex-Dividend Date 6/26/08,

Reinvestment Date 6/26/08, Payable Date 6/27/08

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND (continued)

as of 6/30/08

Ten Largest Fixed-Income Holdings (% of Fund) ***

Fannie Mae 30 Year, 6.00%, 4/1/35	1.0%
General Electric Co., 3.003%, 11/1/12	0.8%
Wachovia Corp., 3.05%, 4/23/12	0.8%
Fannie Mae 30 Year, 6.50%, 12/1/32	0.8%
GMAC, LLC, 6.875%, 9/15/11	0.6%
Xerox Corp., 6.875%, 8/15/11	0.6%
GMAC, LLC, 8.00%, 11/1/31	0.6%
Ford Motor Credit Co., 7.375%, 2/1/11	0.6%
SLM Student Loan Trust, 2.92%, 7/25/17	0.5%
Fannie Mae Hybrid ARM, 5.029%, 7/1/35	0.5%

Total	6.8%

Five Largest Corporate Fixed-Income Issuers (% of Fund) ***

GMAC, LLC	1.3%
Ford Motor Credit Co.	1.0%
Wachovia Corp.	1.0%
HCA, Inc.	0.9%
Time Warner, Inc.	0.9%

Total	5.1%

Duration Diversification (% of fixed-income portfolio)			6/30/2008

Years		Years
0-1	12.1%	6-7	7.8%
1-2	10.7%	7-8	5.2%
2-3	27.2%	8-9	0.3%
3-4	15.8%	9-10	1.1%
4-5	3.2%	10 and over	7.8%
5-6	8.8%

Maturity Diversification (% of fixed-income portfolio)			6/30/2008

Years		Years
0-1	3.6%	7-8	7.3%
1-2	4.5%	8-9	4.5%
2-3	12.0%	9-10	3.7%
3-4	17.7%	10-15	1.6%
4-5	11.9%	15-20	0.8%
5-6	17.9%	20-25	8.6%
6-7	3.7%	25 and over	2.2%

Fixed-Income Portfolio Characteristics	6/30/2008

Yield to Maturity (weighted average)	6.76%
Coupon (weighted average)	6.03%
Effective Maturity (weighted average)	6.9 years
Effective Duration	4.0 years
Average Quality (weighted average)	A1
U.S. $ denominated foreign bonds (% of Fund)	0.6%

Quality Diversification (% of fixed-income portfolio)	6/30/2008

U.S. Treasury	0.0%
Government Agency	47.5%
Aaa	5.7%
Aa	10.6%
A	4.1%
Baa	17.1%
Ba	2.6%
B	9.0%
Caa	3.4%

Sector Diversification (% of fixed-income portfolio)	6/30/2008

U.S. Treasuries and Government Related	4.2%
Mortgage Backed Pass-Through Securities	39.5%
Collateralized Mortgage Obligations	3.8%
Asset-Backed	2.6%
Industrials	27.1%
Financials	18.3%
Transportation	4.5%

***	The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INCOME FUND

as of 6/30/08

Fund Performance*

Unannualized Total Returns—6/30/08				Average Annual Total Returns—6/30/08
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
-1.04%	-0.33%	0.23%	0.23%	3.69%	3.49%	3.49%	5.62%	N/A

Objective

The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Asset Allocation	6/30/2008

Preferred Stocks	0.0%
Fixed-Income Securities	98.2%
Cash Equivalents	1.8%

General Statistics	6/30/2008

Total Net Assets	$15,605,991,951
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.44%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	10%
30-day SEC yield**	5.87%
Share Price	$12.21
Stocks	0
Fixed-Income Securities	481
Total Number of Securities	481
Number of Shareholder Accounts	147,691

Ten Largest Holdings (% of Fund) ***

Freddie Mac Gold 30 Year, 6.50%, 3/1/38	2.3%
U.S. Treasury Notes, 3.125%, 10/15/08	2.1%
GMAC, LLC, 6.875%, 9/15/11	1.8%
Ford Motor Credit Co., 7.375%, 2/1/11	1.6%
U.S. Treasury Notes, 3.25%, 8/15/08	1.3%
Time Warner, Inc., 7.625%, 4/15/31	1.3%
AT&T Inc., 8.00%, 11/15/31	1.2%
Ford Motor Credit Co., 7.25%, 10/25/11	1.2%
SLM Student Loan Trust, 2.92%, 7/25/17	1.2%
Fannie Mae 30 Year, 5.50%, 8/1/35	1.2%

Total	15.2%

Five Largest Corporate Issuers (% of Fund) ***

Wachovia Corp.	3.0%
Ford Motor Credit Co.	2.9%
GMAC, LLC	2.6%
HCA, Inc.	2.4%
Time Warner, Inc.	2.3%

Total	13.2%

Duration Diversification			6/30/2008

Years		Years
0-1	13.2%	6-7	8.6%
1-2	9.5%	7-8	4.9%
2-3	23.8%	8-9	0.2%
3-4	18.6%	9-10	1.3%
4-5	5.9%	10 and over	6.8%
5-6	7.2%

Latest Distribution

$0.17 Income Dividend

Record Date 6/25/08, Ex-Dividend Date 6/26/08,

Reinvestment Date 6/26/08, Payable Date 6/27/08

General Information

Shareholder Services:.	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment: .	$2,500/$1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands N. Mariana Islands, America Samoa)

Managed by the Fixed Income Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 14 years.

Characteristics (cash included)	6/30/2008

Yield to Maturity (weighted average)	6.25%
Coupon (weighted average)	5.85%
Current Yield	6.02%
Effective Maturity (weighted average)	6.6 years
Effective Duration	3.9 years
Average Quality (weighted average)	Aa2
U.S. $ denominated foreign bonds (% of Fund)	1.6%

Sector Diversification	6/30/2008

Cash Equivalents	1.8%
U.S. Treasuries and Government Related	7.1%
Mortgage Backed Pass-Through Securities	46.0%
Collateralized Mortgage Obligations	3.4%
Asset-Backed	2.2%
Industrials	22.9%
Financials	13.5%
Transportation	3.1%

Quality Diversification	6/30/2008

U.S. Treasury	4.3%
Government Agency	52.1%
Aaa	2.5%
Aa	9.2%
A	5.5%
Baa	13.9%
Ba	2.3%
B	6.0%
Caa	2.4%
Cash Equivalents	1.8%

Maturity Diversification			6/30/2008

Years		Years
0-1	7.4%	7-8	7.3%
1-2	2.7%	8-9	6.6%
2-3	7.9%	9-10	5.9%
3-4	20.3%	10-15	1.2%
4-5	13.5%	15-20	0.9%
5-6	14.3%	20-25	6.2%
6-7	3.9%	25 and over	1.9%

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.